Exhibit  (d)(3)
Phoenix Holdings Management LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
July 28, 2008
Insight Equity Acquisition Resources LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
Attention: Mr. Conner Searcy
Mr. Brad Larson
1442 E. Northridge Street
Mesa, Arizona 85207
Mr. Ken Nelson
1255 E. Nance Street
Mesa, Arizona 85203
Gentlemen:

This Letter Agreement is intended to memorialize certain agreements and understandings we have reached with respect to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 28, 2008, by and among Phoenix Parent Corp., Phoenix Merger Sub, Inc. and Meadow Valley Corporation (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given in the Merger Agreement:
          (a)     At the Closing and effective as of the Effective Time, each of the parties hereto shall execute and deliver the First Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) of Phoenix Holdings Management LLC, to be renamed Meadow Valley Holdings LLC effective as of the Closing (the “Company”), substantially in the form attached hereto as Exhibit A with such revisions as may be mutually agreed upon by the parties hereto; provided, however, that (i) the parties hereto agree that Schedule I thereto shall be completed in accordance with the terms of that certain Letter Agreement, dated as of April 2, 2008, by and among Insight Equity I LP, YVM Acquisition Corporation, Mr. Larson and Mr. Nelson (the “Letter Agreement”), and (ii) Messrs. Larson and Nelson shall agree to any revisions thereof that are hereafter agreed to by the Company and Insight Equity Acquisition Resources LLC (the “Insight Member”) and that are proposed by the parties providing equity or debt financing to the Company, so long as such revisions do not disproportionately affect the rights and obligations of Messrs. Larson and Nelson when compared to the effect thereof on the Insight Member.

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page
          (b)     Mr. Larson hereby waives any right to receive any compensation under Section 22 of that certain Employment Agreement, dated November 30, 2007, by and between Mr. Larson and Meadow Valley Corporation (“MVCO”) that may otherwise become payable as a result of the Closing of the transactions contemplated by the Merger Agreement, or as a result of any events or conditions occurring or arising after the Closing.
          (c)     Mr. Nelson hereby waives any right to receive any compensation under Section 22 of that certain Employment Agreement, dated November 30, 2007, by and between Mr. Nelson and MVCO that may otherwise become payable as a result of the Closing of the transactions contemplated by the Merger Agreement, or as a result of any events or conditions occurring or arising after the Closing.
          (d)     (i)     Shared Due Diligence and Other Expenses (as defined in the Letter Agreement) of the Insight Member or its Affiliates and Messrs. Larson and Nelson with respect to the proposed acquisition of MVCO, including the fees and expenses, if any, earned by and owing to (A) John B. Furman pursuant to that certain letter agreement, dated August 16, 2007, between John B. Furman and YVM Acquisition Corporation and (B) ThomasLloyd Capital LLC pursuant to that certain letter agreement, dated August 7, 2007, between ThomasLloyd Capital LLC and YVM Acquisition Corporation, will be paid or caused to be paid by the Company in cash at Closing.
                    (ii)     Messrs. Larson and Nelson acknowledge and agree that, without the prior written consent of the Insight Member, which the Insight Member may grant or deny in its sole discretion, Messrs. Larson and Nelson shall not enter into any agreement, or amend or modify any existing agreement, pursuant to which the payment of any amount thereunder (i) would constitute Shared Due Diligence and Other Expenses and (ii) is contingent, in whole or in part, on the Closing of the transactions contemplated by the Merger Agreement.
          (e)     Immediately prior to the Effective Time of the Merger, Mr. Larson and Mr. Nelson shall exercise all of their Options (including unvested Options which are accelerated pursuant to their terms). In the event that Mr. Larson and/or Mr. Nelson make federal income tax payments in cash attributable to their exercise of such Options in connection with the Merger, the Company shall make cash distributions to them in an amount equal to such federal income tax payments, provided that the Company shall not be required to make cash distributions in excess of 35% of the amount included as income for federal tax purposes by Mr. Larson and/or Mr. Nelson, respectively. The respective Capital Account (as defined in the LLC Agreement) balances of Mr. Larson and Mr. Nelson shall be reduced by the amount of cash each receives pursuant to this paragraph (e). To the extent that the federal income tax attributable to Mr. Larson’s and/or Mr. Nelson’s exercise of Options is satisfied by Meadow Valley Corporation’s payment of such tax on behalf of Mr. Larson and/or Mr. Nelson in connection with a cashless exercise of such Options or other withholding mechanism provided for under the terms of their Options, the Company shall not be required to make any cash distributions to Mr. Larson or Mr. Nelson pursuant to this paragraph (e).

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
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          (f)     Following the Closing, the Company intends to cause Meadow Valley Corporation to implement a bonus plan pursuant to which certain members of Meadow Valley Corporation’s management will have the right to be granted, subject to certain conditions, awards that will be valued in a manner to approximate the value of Class B-1 Common Interests of the Company and will become payable in the form of cash compensation upon a change of control of the Company. The aggregate amount of such awards to be paid by Meadow Valley Corporation will equal up to three percent (3.0%) of the value of the Class B-1 Voting Units outstanding as of the Closing and will be granted only upon reaching the Insight IRR hurdles set forth in the LLC Agreement.
          (g)     The parties hereto agree that, at the Closing and effective as of the Effective Time, Rob Bottcher shall have the option to contribute to the Company all, but not less than all, of the common stock of Meadow Valley Corporation held by Mr. Bottcher as of the Effective Time, whether acquired through the exercise of Options or otherwise, in exchange for Class A Preferred Units of the Company, such exchange to be made in the same ratio as the contribution and exchange of the common stock of Meadow Valley Corporation held by Messrs. Larson and Nelson for Class A Preferred Units of the Company and also subject to the same terms outlined in paragraph (e) hereof; provided, however, that, in lieu of any reduction in the Capital Account balance of Mr. Bottcher, any cash received by Mr. Bottcher as a result of the application of paragraph (e) hereof shall be offset, in equal one-third installments, against any bonus amounts awarded by Meadow Valley Corporation to Mr. Bottcher during the three (3) fiscal years immediately following the Closing.
          (h)     The parties hereto agree to keep the terms and conditions of this Letter Agreement confidential and not to disclose to any other party the terms, conditions or existence hereof.
          (i)     The terms and conditions of this Letter Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights on any other party.
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Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page
Very truly yours,
PHOENIX HOLDINGS MANAGEMENT LLC

By:	/s/ Ted. W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Managing Director

Accepted and agreed to as of
the date first written above:
INSIGHT EQUITY ACQUISITION RESOURCES LLC

By:	/s/ Ted. W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Managing Director

/s/ Brad Larson
BRAD LARSON

/s/ Ken Nelson
KEN NELSON

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page

The spouse of each Executive has executed this
Letter Agreement below to (a) indicate her
understanding of and agreement to be bound by
all of the terms of this Letter Agreement and (b)
bind to this Letter Agreement her interest
whether community property or otherwise if any
in the Units of such Executive whether acquired
as of the Effective Date or at any time thereafter.

/s/ Beverly B. Larson
BEVERLY B. LARSON

/s/ Jana R. Nelson
JANA R. NELSON